Exhibit 99.2

PENFORD CORPORATION

STOCK OPTION AGREEMENT

This Stock Option Agreement is made and entered into as of January 11, 2012, by and between Penford Corporation (the “Company”) and [name of employee] (“Holder”). This Stock Option Agreement has been executed and delivered by the parties pursuant to that certain Amended and Restated Business Sale and Membership Interest Purchase Agreement, dated as of January 11, 2012 (the “Purchase Agreement”), by and among Holder, Penford Carolina, LLC, Dwight Carlson, Steven P. Brower, Keystone Starches, LLC, 7675 South Rail Road, LLC, and 1Freas Avenue, LLC. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Penford Corporation 2006 Long-Term Incentive Plan (the “Plan”).

1. Grant of Options.

(a) The Company hereby grants to Holder an option (the “Tranche A Option”) to purchase up to 27,500 shares of the Company’s common stock, $1.00 par value per share (the “Shares”), at an exercise price equal to Five and 29/100 Dollars ($5.29). The Tranche A Option is an Inducement Option granted outside the Plan. Notwithstanding the foregoing, except to the extent set forth in this Stock Option Agreement, the Tranche A Option is subject to all the terms and conditions set forth in the Plan.

(b) In addition to the Tranche A Option, and subject to the achievement of the condition set forth in Section 3(a), Holder shall have an option (the “Tranche B Option”) to purchase up to 25,000 Shares at an exercise price equal to the closing price per Share as of the close of business on the date the condition set forth in Section 3(a) is satisfied. If the condition set forth in Section 3(a) is satisfied, the Tranche B Option shall be deemed to have been granted pursuant to the Plan and subject to all the terms and conditions set forth in the Plan.

2. Vesting and Exercise.

(a) Subject to the limitations contained herein, Holder’s right to purchase Shares subject to the Tranche A Option shall vest as follows: one-half of such Shares shall be available for purchase on the first anniversary of the date of this Stock Option Agreement and all of such Shares shall be available for purchase on the second anniversary of the date of this Stock Option Agreement.

(b) Subject to the limitations contained herein, Holder’s right to purchase Shares subject to the Tranche B Option shall vest as follows: one-half of such Shares shall be available for purchase on the first anniversary of the date the condition set forth in Section 3(a) is satisfied and all of such Shares shall be available for purchase on the second anniversary of the date the condition set forth in Section 3(a) is satisfied.

(c) Notwithstanding the foregoing, (i) vesting with respect to the Tranche A Option shall cease immediately upon the earlier to occur of Holder’s resignation of employment with the Company and its subsidiaries or the termination of Holder’s employment with the Company and its subsidiaries for Cause (but vesting with respect to the Tranche A Option shall not cease if Holder’s employment with the Company and its subsidiaries terminates for any other reason), and (ii) vesting with respect to the Tranche B Option shall cease immediately upon Holder’s resignation of employment with the Company and its subsidiaries or the termination of Holder’s employment with the Company and its subsidiaries for any reason (including Cause), provided that if the Company terminates Holder’s employment with the Company and its subsidiaries without Cause on or before the First Measuring Date (as defined in Section 3(e)(iii)), the Tranche B Option shall cease except that one-half of the Shares subject to the Tranche B Option shall remain outstanding and shall vest on the first anniversary of the date the condition set forth in Section 3(a) is satisfied (if any).

3. Condition to Tranche B Option.

(a) If the Attributable EBIT exceeds the Threshold EBIT on the First Measuring Date, then the Tranche B Option shall be deemed to be outstanding as of such date, subject to the vesting terms set forth in Section 2. However, if Attributable EBIT does not exceed the Threshold EBIT on such date, the Tranche B Option nevertheless shall be deemed to be outstanding if the Attributable EBIT exceeds the Threshold EBIT on the Second Measuring Date, subject to the vesting terms set forth in Section 2. If the condition set forth in this Section 3(a) is not satisfied on the First Measuring Date and the Second Measuring Date, then the Tranche B Option shall be deemed to be terminated as of the Second Measuring Date.

(b) The Company shall provide to Holder a report prepared by the Company for each calendar month during the period in which Holder remains eligible to earn the Tranche B Option that states the Company’s calculation of the accumulated net Attributable EBIT through the end of such month. These reports shall be provided within thirty (30) days after the close of each such calendar month. Within thirty (30) days following the First Measuring Date, the Company shall deliver to Holder a schedule prepared by the Company setting forth its calculation of the Attributable EBIT and the Threshold EBIT as of the First Measuring Date, together with a statement as to whether the condition set forth in Section 3(a) has been satisfied. If Holder disagrees with these calculations or the determination whether the condition set forth in Section 3(a) has been satisfied, Holder shall deliver written notice of such disagreement to the Company within thirty (30) days following receipt of the schedule. If Holder does not deliver such notice within such time period, the calculations and determinations set forth in the schedule with respect to the First Measuring Date shall be final and binding on the parties for all purposes hereof.

(c) If the condition set forth in Section 3(a) is not satisfied on the First Measuring Date, within thirty (30) days following the Second Measuring Date, the Company shall deliver to Holder a schedule prepared by the Company setting forth its calculation of the Attributable EBIT and the Threshold EBIT as of the Second Measuring Date, together with a statement as to whether the condition set forth in Section 3(a) has been satisfied. If Holder disagrees with these calculations or the determination whether the condition set forth in Section 3(a) has been satisfied, Holder shall deliver written notice of such disagreement to the Company within thirty (30) days following receipt of the schedule. If Holder does not deliver such notice within such time period, the calculations and determinations set forth in the schedule with respect to the Second Measuring Date shall be final and binding on the parties for all purposes hereof.

(d) If the condition set forth in Section 3(a) is not satisfied on the First Measuring Date and the Second Measuring Date and Holder has timely delivered to the Company a written notice of dispute pursuant to Section 3(b) and/or 3(c), the parties shall use good faith efforts to resolve any differences they may have. If the parties are unable to resolve these differences within a reasonable period of time, their disagreement shall be submitted to the a recognized independent public accounting firm selected by the Company (“Independent Accountant”), which shall conduct such additional review as necessary to resolve the specific disagreements referred to it. Based upon such review, the Independent Accountant shall determine the Attributable EBIT, the Threshold EBIT and whether the condition set forth in Section 3(a) has been satisfied as promptly as practicable (but in no event later than sixty (60) days following the selection of the Independent Accountant), and such determinates shall be confirmed by the Independent Accountant in writing to, and shall be final and binding on, the Company and Holder for all purposes of this Stock Option Agreement. In connection with any such dispute, the Company and Holder shall each be responsible for 50% of the costs and expenses of the Independent Accountant incurred in connection with resolution of the dispute.

(e) As used in this Stock Option Agreement:

(i) “Acquired Business” means the business operations and properties of each of (i) Carolina Starches, LLC, (ii) Keystone Starches, LLC, (iii) 1 Freas Avenue, LLC and (iv) 7675 South Raid Road, LLC acquired by the Company through its subsidiaries pursuant to the Purchase Agreement.

(ii) “Attributable EBIT” means the excess over $1.5 million of the accumulated net amount of (i) the earnings of the Acquired Business before interest and federal and state income taxes for the 12-month period ending on the applicable measuring date, plus (ii) the increase in the earnings of the Company and its subsidiaries (other than the subsidiary(ies) that hold the Acquired Business) before interest and taxes for the 12-month period ending on the applicable measuring date that are directly attributable to the acquisition and integration of the Acquired Business with the existing operations of the Company and its subsidiaries, in each case as determined in accordance with GAAP, consistent with the Company’s accounting practices and procedures in effect as of the date hereof applied in a consistent manner throughout the fifteen months following the date hereof.

(iii) “First Measuring Date” means the first anniversary of this Stock Option Agreement.

(iv) “Second Measuring Date” means the date that is fifteen months after the date of this Stock Option Agreement.

(v) “Threshold EBIT” means Two Million Dollars ($2,000,000).

(f) At all times during the fifteen months following the date of this Stock Option Agreement: (i) the Company shall maintain the Acquired Business as a separate accounting entity for internal financial reporting purposes; and (ii) the Company shall not take any action that is intended to interfere with, limit or impair the ability of the Acquired Business to satisfy the condition set forth in Section 3(a).

4. Number of Shares and Exercise Price. The number of Shares subject to Tranche A Option and the Tranche B Option and the applicable exercise price per share may be adjusted from time to time for changes in the Company’s capital structure at the Board’s sole discretion, as provided in the Plan.

5. Method of Exercise. Holder may exercise the vested portion of the Tranche A Option and the Tranche B Option at any time during the term of this Stock Option Agreement by delivering a Notice of Exercise (in a form designated by the Company) together with the exercise price to the Secretary of the Company, or to such other Person (as defined in Section 8(b) below) as the Company may designate, during regular business hours, together with such additional documents as the Company may then require.

6. Whole Shares. The Tranche A Option and the Tranche B Option may be exercised only for whole Shares.

7. Method of Payment. Payment of the exercise price is due in full upon exercise of all or any part of the Tranche A Option or the Tranche B Option. Holder may elect to make payment of the exercise price in cash or by check, or in any other manner acceptable to the Company, which may include one or more of the following:

(a) Payment pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Shares, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds (sometimes referred to as a “cashless exercise”). This payment method would be in the Company’s sole discretion at the time the Tranche A Option or the Tranche B Option is exercised and would be on condition that, at the time of exercise, the Shares are publicly traded and quoted regularly in The Wall Street Journal.

(b) Payment by delivery of Shares owned by Holder that Holder have held for the period required to avoid a charge to the Company’s reported earnings (generally six months) or that Holder did not acquire directly or indirectly from the Company, that are owned free and clear of any liens, claims, encumbrances or security interests, and that are valued at Fair Market Value on the date of exercise. This payment method would be on condition that, at the time of exercise, the Shares are publicly traded and quoted regularly in The Wall Street Journal. “Delivery” for these purposes shall include delivery to the Company of Holder attestation of ownership of such Shares in a form approved by the Company. Notwithstanding the foregoing, Holder may not exercise the Tranche A Option or the Tranche B Option by tender to the Company of Shares to the extent such tender would violate the provisions of any law, regulation or agreement restricting the redemption of the Company’s stock.

8. Treatment upon Termination of Continuous Status as a Holder. The term of the Tranche A Option commences on the date of this Stock Option Agreement. The term of the Tranche B Option commences on the date (if any) that the condition in Section 3(a) is satisfied. The term of each of the Tranche A Option and the Tranche B Option expires upon the earliest of the following:

(a) immediately upon termination of Holder’s employment with the Company and its subsidiaries for Cause;

(b) three (3) months after Holder’s resignation of employment with the Company and its subsidiaries; and

(c) the seventh anniversary of the date of this Stock Option Agreement (including if Holder’s employment with the Company and its subsidiaries terminates for any reason other than Cause or Holder’s resignation).

It is Holder’s responsibility to be aware of the date the Option terminates.

9. Effect of Change in Control. The following provisions shall apply unless otherwise prohibited under applicable laws, or by the rules and regulations of any applicable governmental agencies or national securities exchanges or quotation systems. The Tranche A Option shall be Accelerated (as defined in Section 9(a)) immediately prior to a Change in Control described in Section 9(b). In addition, if the condition in Section 3(a) would be satisfied as of the date of a Change in Control, the Tranche B Option shall be Accelerated immediately prior to the Change in Control.

(a) “Accelerated” shall mean that the Option shall become fully vested and immediately exercisable, and shall remain exercisable throughout its entire term.

(b) “Change in Control” shall mean any of the following events:

(i) The Company is merged, consolidated, or reorganized (“Reorganization”) with another entity and as a result of which less than 50% of the outstanding voting interests or securities of the surviving or resulting entity immediately after the Reorganization are owned in the aggregate by the former shareholders of the Company, as the same shall have existed immediately prior to such Reorganization, in substantially the same proportions as their ownership before such Reorganization;

(ii) The Company sells all or “Substantially All” of its assets to another entity that is not a wholly-owned subsidiary or affiliate of the Company, provided that a sale shall constitute Substantially All of the Company’s assets only if the fair market value of the consideration received for such assets exceeds 50% of the fair market value of the Company’s average total market capitalization during the twenty (20) trading days ending twenty (20) trading days prior to the first public announcement of such sale; provided further that the fair market value of the consideration received and the total market capitalization of the Company shall be as reasonably determined by the Board in good faith and that both the Company’s stock and any publicly traded consideration received in a sale shall be valued using the closing price for such security (y) for the period referenced above in the case of the Company’s stock and (z) the average closing prices for the first twenty (20) trading days after the closing of any sale or other transaction in which any publicly traded consideration is received;

(iii) Any person, within the meaning of Sections 3(a)(9), 13(d), or 14(d) (as in effect on the date hereof) of the Exchange Act (“Person”), other than any employee benefit plan then maintained by the Company, acquires more than 40% of the outstanding voting securities of the Company (whether, directly, indirectly, beneficially or of record). For purposes hereof, ownership of voting securities shall take into account and shall include ownership as determined by applying the provisions of Rule 13d-3(d)(1)(i) (as in effect on the date hereof) pursuant to the Exchange Act; or

(iv) During any twenty-four (24) month period individuals who constitute the Board at the beginning of such period cease for any reason to constitute at least a majority thereof, unless the election, or nomination for election by the Company’s shareholders, of each new director was approved by the vote of at least two-thirds of the directors then still in office who were directors of the Company at the beginning of such period; provided that no individual shall be considered so approved if such individual initially assumed office as a result of or in connection with an actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board.

10. Golden Parachute Taxes. Subject to the terms of an applicable change in control agreement executed by Holder and the Company, in the event that any amounts paid or deemed paid to Holder pursuant to this Stock Option Agreement are deemed to constitute “excess parachute payments” as defined in Section 280G of the Code (taking into account any other payments made to Holder under the Plan and any other compensation paid or deemed paid to Holder ), or if Holder is deemed to receive an “excess parachute payment” by reason of the acceleration of vesting of Holder’s Option granted under the Plan due to a Change in Control, the amount of such payments or deemed payments shall be reduced (or, alternatively, the number of options that become 100% vested shall be reduced), so that no such payments or deemed payments shall constitute excess parachute payments. The determination of whether a payment or deemed payment constitutes an excess parachute payment shall be in the sole discretion of the Board.

11. Securities Law Compliance and Other Restrictions. Notwithstanding any other provision of this Agreement, Holder may not exercise the Tranche A Option or the Tranche B Option unless the Shares issuable upon exercise are registered under the Securities Act of 1933, as amended (“Securities Act”) or, if such Shares are not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Securities Act. The exercise of the Option must also comply with other applicable laws and regulations governing the Option, and Holder may not exercise the Option if the Company determines that such exercise would not be in material compliance with such laws and regulations.

12. Limited Transferability. Neither the Tranche A Option nor the Tranche B Option is transferable, except by will or by the laws of descent and distribution, and is exercisable during Holder’s life only by Holder.

13. Withholding Taxes.

(a) At the time Holder exercises the Tranche A Option or the Tranche B Option, in whole or in part, or at any time thereafter as requested by the Company, Holder hereby authorizes withholding from payroll and any other amounts payable to Holder, and otherwise agree to make adequate provision for (including by means of a “cashless exercise” to the extent permitted by the Company), any sums required to satisfy federal, state, local or foreign withholding tax obligations of the Company that may arise in connection with such exercise.

(b) Upon Holder’s request and subject to approval by the Company and compliance with any applicable conditions or restrictions of law, the Company may withhold from fully vested Shares otherwise issuable to Holder upon the exercise of the Tranche A Option or the Tranche B Option a number of whole Shares having a Fair Market Value, determined by the Company as of the date of exercise, not in excess of the minimum amount of tax required to be withheld by law.

(c) Holder may not exercise the Tranche A Option or the Tranche B Option unless the tax withholding obligations of the Company are satisfied. Accordingly, Holder may not be able to exercise the Tranche A Option or the Tranche B Option when desired even though the Tranche A Option or the Tranche B Option is vested.

14. Option Not an Employment or Service Contract. This Stock Option Agreement is not an employment or service contract and nothing in this Stock Option Agreement will be deemed to constitute an employment or service contract or confer or be deemed to confer any right for Holder to continue in the employ or service of, or to continue any other relationship with, the Company or any Subsidiary or limit in any way the right of the Company or any Subsidiary to terminate Holder’s employment, service or other relationship at any time, with or without Cause.

15. Governing Plan Document. This Stock Option Agreement is subject to all the provisions of the Plan, the provisions of which are hereby made a part of the Tranche A Option or the Tranche B Option, and is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of this Stock Option Agreement and those of the Plan, the provisions of the Plan shall control.

16. Employee Data Privacy. By entering this Agreement, Holder (a) authorizes the Company and any agent of the Company administering the Plan or providing Plan recordkeeping services, to disclose to the Company or any of its affiliates any information and data the Company requests in order to facilitate the grant of the Tranche A Option and the Tranche B Option and the administration of the Plan; (b) waive any data privacy rights Holder may have with respect to such information; and (c) authorize the Company and its agents to store and transmit such information in electronic form.

17. Binding Effect. This Agreement will inure to the benefit of the successors and assigns of the Employer and be binding upon Holder and Holder’s heirs, executors, administrators, successors and assigns.

[SIGNATURES ON FOLLOWING PAGE]

PENFORD CORPORATION	HOLDER

Penford Carolina, LLC, a Delaware limited liability company

By: Penford Corporation, a Delaware corporation
Its: Sole Member

By:

Name:

[SIGNATURE PAGE TO STOCK OPTION AGREEMENT]